Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income	Shares outstanding
	(unaudited)	and equivalents	Amount per Share
Quarter ended March 31, 2007:
Basic EPS (available to common shareholders)	$73,021	63,697,354	$1.15
Diluted EPS	$77,207	72,076,514	$1.07
Quarter ended March 31, 2006:
Basic EPS (available to common shareholders)	$58,413	63,612,760	$0.92
Diluted EPS	$62,647	72,618,979	$0.86